SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2021

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On November 2, 2021, Nano Dimension Ltd. (the “Company”) entered into, and simultaneously closed, a definitive share purchase agreement (the “Share Purchase Agreement”) with the shareholders of Essemtec AG (“Selling Shareholders” and “Essemtec,” respectively) to purchase Essemtec, by way of a share purchase of all of the issued and outstanding share capital of Essemtec. The Company paid the Selling Shareholders for the shares approximately CHF 11,392,000 in cash (approximately $12.42 million) in immediately available funds, of which CHF 2,000,000 (approximately $2.18 million) were deposited in escrow for a period of eighteen months in connection with certain indemnification obligations of the Selling Shareholders pursuant to the Share Purchase Agreement. In addition, the Selling Shareholders may be entitled to an earn-out consideration (the “Earn-Out Consideration”) in an aggregate amount of up to CHF 8,900,000 (approximately $9.7 million), subject to meeting certain EBITDA and gross profit performance targets in the fiscal year ending on December 31, 2021 and December 31, 2022, respectively. In addition, at the Closing, certain Selling Shareholders sold, transferred and assigned to the Company all their rights and accrued interest in certain existing loans by such Selling Shareholders to Essemtec (“Shareholders Loans”) and the Company acquired the Shareholder Loans and became the lender thereunder in consideration for the principal amount and accrued interest thereon until the closing, which was equal to approximately CHF 2,450,000 (approximately $2.67 million).

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233905 and 333-251155) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses the potential for additional payments to the shareholders of Essemtec. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the Registered Direct Offering, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibit No.
10.1	Share Purchase Agreement, dated November 2, 2021, by and among Nano Dimension Ltd. and the Selling Shareholders.
99.1	Press Release issued by Nano Dimension Ltd. on November 3, 2021, titled “Nano Dimension Acquires Essemtec AG, Surface-Mount Pick & Place Systems Supplier for the PCB and OEM Industries.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: November 3, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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